October  24, 2013

VIA EDGAR

United States Securities
  and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention:   David R. Humphrey

                   Accounting Branch Chief

Re:

Bonanza Gold Corp.

Form 10-K for the year ended December 31, 2012

Filed April 12, 2013

File No. 000-54027

Dear Mr. Humphrey:

Thank you for your October 15, 2013 letter regarding Bonanza Gold Corp. (“Bonanza”).  In order to assist you in your review of Bonanza’s Form 10-K, we hereby submit a letter responding to your comment and Amendment No. 1 to Form 10-K marked to show changes.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Form 10-K for the year ended December 31, 2012

Reports of Independent Registered Public Accounting Firm, page F-2

1.

We note the introductory paragraph of the Opinion on the 2012 financial statements discloses that the 2011 financial statements were audited by a predecessor independent registered accounting firm that issued an unqualified opinion on April 5, 2012, and that you have included the consent from the predecessor auditor for the inclusion of the 2011 Opinion on page F-3, but not the 2011 Opinion itself.  Please file an amended Form 10-K that includes the 2011 Opinion in accordance with Rule 2-05 of Regulation S-X.

Response:  As you requested, we have filed an amended Form 10-K to add the report from the auditor for the year ended December 31, 2011 that was inadvertently omitted.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
October  24, 2013

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow

Partner